October 19, 2012

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We have reviewed the disclosures concerning Reznick Group, P.C. made by WNC HOUSING TAX CREDIT FUND IV, L.P., SERIES 1  in Item 4.01 of its Form 8-K, which we understand will be filed with the Securities and Exchange Commission on the date hereof, and are in agreement with the statements contained therein.

Very truly yours,
/s/ Reznick Group, P.C.